June 6, 2014

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Russell Mancuso

Re:	Xcerra Corporation

Amendment No. 1 to Registration Statement on Form S-3

Filed May 2, 2014

File No. 333-195033

Dear Mr. Mancuso:

On behalf of Xcerra Corporation, formerly known as LTX-Credence Corporation (the “Company”), set forth below is the Company’s response to the comment contained in a letter, dated May 14, 2014 (the “Letter”), from Russell Mancuso of the Staff of the Securities and Exchange Commission (the “Staff”) to David G. Tacelli, the Company’s Chief Executive Officer. The response contained herein is based on information provided to us by representatives of the Company. The response is keyed to the numbering of the comment and to the heading used in the Letter.

1.	Please provide disclosure in your prospectus summary to address the sales and gross margin issues raised in prior comment 3.

Response:	Based on our discussions with the Staff, in lieu of addressing the Staff’s comment in a “prospectus summary” within the Company’s Registration Statement on Form S-3 (the “Form S-3”), the Company will provide the requested disclosure in its next Quarterly Report on Form 10-Q (“Form 10-Q”) by adding additional disclosures regarding its sales and gross margins, which Form 10-Q will then be incorporated by reference into the Form S-3. As such, in response to the Staff’s comment, the Company intends to include the following disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Company’s Form 10-Q for the period ended April 30, 2014 that will be filed on June 9, 2014 regarding its sales and gross margins for the three and nine month periods ended April 30, 2014:

Securities and Exchange Commission

June 6, 2014

“Three and Nine Months Ended April 30, 2014 Compared to the Three and Nine Months Ended April 30, 2013

Net sales. The increase in net sales for the three months ended April 30, 2014 compared to the prior year period was due principally to the completion of the Dover Acquisition in December 2013. During the three months ended April 30, 2014, $45.1 million of net sales were generated by the former LTX-Credence business and $60.3 million of net sales resulted from the operations of the newly acquired businesses, for total net sales of $105.4 million. Excluding net sales from the newly acquired businesses, our net sales of $45.1 million for the three months ended April 30, 2014 increased 24% as compared to net sales of $36.3 million for the three months ended April 30, 2013, driven by increased net sales in all product lines due to higher customer demand for our test equipment resulting from higher demand in our customers’ end markets. During the nine months ended April 30, 2014, $106.3 million of net sales were generated by the former LTX-Credence business and $100.2 million of net sales resulted from the operations of the newly acquired businesses, for total net sales of $206.5 million. Excluding net sales from the newly acquired businesses, our net sales of $106.3 million for the nine months ended April 30, 2014 decreased 7% as compared to net sales of $114.5 million for the nine months ended April 30, 2013. This decrease was driven by lower customer demand for our test equipment resulting from lower demand in our customers’ end markets.

Gross profit. The increase in gross profit for the three months ended April 30, 2014 compared to the prior year period was due principally to the completion of the Dover Acquisition in December 2013. During the three months ended April 30, 2014, gross profit for the former LTX-Credence business was $25.2 million and $18.4 million resulted from the operations of the newly acquired businesses, for a total gross profit of $43.6 million. Excluding the gross profit of the newly acquired businesses, our gross profit of $25.2 million for the three months ended April 30, 2014 increased 35% as compared to gross profit of $18.7 million for the three months ended April 30, 2013. This increase was driven by higher net sales from the former LTX-Credence business of $45.1 million for the three months ended April 30, 2014 as compared to net sales of $36.3 million for the three months ended April 30, 2013. The higher net sales of the former LTX-Credence business year over year led to higher absorption of fixed costs of sales.

The total increase in gross profit for the nine months ended April 30, 2014 as compared to the nine months ended April 30, 2013 was driven primarily by gross profit from the newly acquired businesses of $31.2 million. During the nine months ended April 30, 2014, gross profit for the former LTX-Credence business was $56.3 million and $31.2 million resulted from the operations of the newly acquired businesses, for a total gross profit of $87.5 million. Excluding the gross profit of the newly acquired businesses, our gross profit of $56.3 million for the nine months ended April 30, 2014 decreased 7% as compared to gross profit of $60.8 million for the nine months ended April 30, 2013. This decrease in the LTX-Credence gross profit was driven by lower net sales from the former LTX-Credence business of $106.3 million for the nine months ended April 30, 2014 as compared to net sales of $114.5 million for the nine months ended April 30, 2103. The lower net sales of the former LTX-Credence business year over year led to lower absorption of fixed cost of sales and consequently lower gross profit.”

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The Company’s Form 10-Q for the period ended April 30, 2014 is due and will be filed on Monday, June 9, 2014. As such, the Company would be grateful for the Staff’s feedback on the above described disclosure as soon as possible in advance of our filing deadline. Additionally, as we have discussed with the Staff, upon resolution of the above comment, the

Securities and Exchange Commission

June 6, 2014

Company intends to request that the effectiveness of its Form S-3 be accelerated to the afternoon of June 10, 2014 (or as soon as possible thereafter). Prior to effectiveness, the Company will file Amendment No. 2 to the Form S-3 to update the Company’s new corporate name and to add the Form 10-Q for the period ended April 30, 2014 to the incorporation by reference section of the Form S-3.

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If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (202) 663-6402 or facsimile at (202) 663-6363. Thank you for your assistance.

Very truly yours,

/s/ Erika Robinson
Erika Robinson

cc: David G. Tacelli